Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103-7018

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

JCorriero@stradley.com

215.564.8528

October 27, 2017

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”)

File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

On May 16, 2017, you provided initial comments to Post-Effective Amendment No. 111, Amendment No. 112, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on April 7, 2017, to register shares of the Virtus Glovista Emerging Markets ETF series of the Trust (the “Fund”). On October 23, 2017, we filed correspondence responding to those comments (the “Initial Response Letter”). On October 25, 2017, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses.

1.	Confirm whether Glovista Investments LLC, the Fund’s sub-adviser (the “Sub-Adviser”), will receive any non-public information about the composition of the Solactive Glovista Most Favored Emerging Market Index (the “Underlying Index”).

RESPONSE: Although the Sub-Adviser was involved with the initial development of the Underlying Index, effective upon launch of the Underlying Index (which occurred on October 2, 2017) the Sub-Adviser will not receive any non-public information from Solactive about the composition of the Underlying Index prior to public dissemination.

2.	We think you should either take the Sub-Adviser’s name out of the Underlying Index, or treat the Fund as a self-indexing fund and rely on that aspect of the Fund’s exemptive relief. In addition, please explain why the Sub-adviser’s name is in the Underlying Index.

RESPONSE: Because the Fund is scheduled to seed next week, the staff of the SEC (“Staff”) has left the Fund with no choice except to remove the Sub-Adviser’s name from the Underlying Index. We disagree, however, with the Staff’s assertion that the mere inclusion of an investment adviser’s name in an index somehow transforms an otherwise unaffiliated index into a self-index. In this case, the Sub-Adviser neither “compiles, creates, sponsors or maintains” the Underlying Index, and therefore is not an “Index Provider” as that term is defined in the Trust’s exemptive order. See, ETFis Series Trust I, Investment Company Act Rel. No. 30786 (Nov. 15, 2013) (Notice) and Rel. No. 30825 (Dec. 11, 2013) (Order). Because the Sub-Adviser is not an Index Provider under the Trust’s Order, there is no legal basis to treat the Underlying Index as a self-index merely because the name of the Underlying Index includes the name of the Sub-Adviser.

As stated in the draft prospectus, the Underlying Index is based on a proprietary methodology developed by the Sub-Adviser, and was co-developed by the Sub-Adviser and Solactive. For that reason, the Sub-Adviser believes it is appropriate and not misleading to include its name in the Underlying Index. That fact alone does not make the Sub-Adviser an Index Provider as defined in the Trust’s Order. Rather, as should be clear from the methodology for the Underlying Index that was provided to the Staff, Solactive is the only entity acting as Index Provider with respect to the Underlying Index. We further note the Staff’s comment is inconsistent with our understanding of the Staff’s most recent position on this issue. See, e.g, Letter from K. Michael Carlton, Morgan Lewis, to Alison T. White, Division of Investment Management, Responding to Comments on NuShares ETF Trust (Dec. 12, 2016).

We would appreciate having a discussion with the Staff to further understand the legal basis for the Staff’s new position on self-indexing.

3.	Clarify that the market cap weighting used by the Underlying Index is free-float adjusted, as noted in the methodology.

RESPONSE: The relevant disclosure will be revised as requested.

4.	Response to comment 4 in the Initial Response Letter provides that an 80% policy pursuant to Rule 35d-1 (“Names Rule Policy”) will be added to the Fund’s Statement of Additional Information. Because Rule 35d-1(a)(3) requires a fund to (i) adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name and (ii) disclose “in its prospectus” the specific criteria used by the fund to select those investments, we would ask that the Fund include a Names Rule Policy in its summary prospectus that specifies (i) that the Fund will invest in emerging markets and (ii) the specific criteria used to select those investments. In specifying the criteria used, we would note that the index methodology provides the following: “The country classification of a company is determined on the basis of company’s country of incorporation, company’s country of risk classification and the primary listing of its securities.” The criteria used for determining the “country of risk classification” should also be disclosed in the summary prospectus.

RESPONSE: The following disclosure will be added to the Fund’s summary prospectus:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of companies in emerging market countries. The Fund considers securities of companies in emerging market countries to be those included in the Underlying Index. The Underlying Index determines a company’s country classification based on one of the following three criteria: (i) the primary exchange on which the company’s securities are listed; (ii) the company’s country of incorporation; or (iii) the company’s country of risk classification (which, in turn, is based on such factors as the country in which the company is headquartered, the company’s country of incorporation, and the primary exchange on which the company’s securities are listed).

5.	Please confirm supplementally that if derivatives are counted towards the Fund’s Names Rule Policy, they are valued based on market value and not notional value.

RESPONSE: The Trust confirms supplementally that the Fund uses the daily mark-to-market value of its derivatives instruments (if any) when calculating the percentage of its net assets represented by derivatives that are counted towards its Names Rule Policy.

6.	Response to comment 11 in the Initial Response Letter provides that “[t]he Fund will also consider the holdings of any ETF in which it invests when determining compliance with the Fund’s Names Rule Policy.” Because the Fund may “seek to implement its investment strategy through investments in U.S. listed [ETFs] and other U.S. registered investment companies,” please clarify that the Fund will consider the holdings of any ETF and other U.S. registered investment company in which it invests when determining compliance with the Fund’s Names Rule Policy.

RESPONSE: The relevant disclosure will be revised as requested.

7.	Response to comment 14 in the Initial Response Letter provides that Authorized Participants have the option of submitting orders for Creation Units for international funds outside the clearing process on the day before the trade date (i.e., T-1). Please confirm that orders submitted prior to 4:00 p.m. on any particular day will receive that day’s net asset value.

RESPONSE: The Trust confirms supplementally that orders accepted prior to 4:00 p.m. on any particular business day will receive that business day’s net asset value.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero